Exhibit 7.4

EXHIBITS	Exhibit 7.4
RATIOS OF EARNINGS UNDER US GAAP TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS

		Year ended 31st December
	2003	2002	2001	2000	1999
		(in £ millions except for ratios)
COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS
Total Interest excluding interest on trading liabilities and interest on deposits	1,732	1,896	2,532	1,849	1,419
Interests on trading liabilities	4,933	4,297	5,824	5,024	3,686
One third of rental expense	85	87	95	74	102
Preference share dividends and payments to Reserve Capital Instrument holders	102	104	104	66	38

Total fixed charges excluding interest on deposits	6,852	6,384	8,555	7,013	5,245
Interests on deposits and current accounts	3,944	3,811	4,818	4,778	3,271

Total fixed charges including interests on deposits	10,796	10,195	13,373	11,791	8,516

EARNINGS
Income before taxes and minority interests (a)	3,845	3,205	3,425	3,392	2,478
UK/US GAAP adjustments (b)	-1,544	261	396	(83)	(307)
Payments to Reserve Capital Instrument Holders	145	149	138	47	0

	2,446	3,615	3,959	3,356	2,171
Fixed charges excluding interests on deposits	6,750	6,280	8451	6,947	5,207

	9,196	9,895	12,410	10,303	7,378
Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	-21	11	13	14	21

Total earnings excluding interest on deposits	9,175	9,906	12,423	10,317	7,399
Interest on deposits and current accounts	3,944	3,811	4,818	4,778	3,271

Total earnings including interest on deposits	13,119	13,717	17,241	15,095	10,670

RATIO OF EARNINGS TO COMBINED FIXED CHARGES PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENTS HOLDERS
Excluding interest on deposits	1.34	1.55	1.45	1.47	1.41

Including interest on deposits	1.22	1.35	1.29	1.28	1.25

(a)	There was no difference in the income before tax and minority interests in 2003 between Barclays PLC and Barclays Bank PLC (2002 – 2001 £2m, 1999 – 2000: nil). There is no impact on the above ratios as a result of this difference

(b)	For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and those estimated under US GAAP, see note 61 of the accounts included herein.